Continental Materials Corporation

200 South Wacker Drive, Suite 4000

Chicago, Illinois 60606

	VIA EDGAR CORRESPONDENCE	August 30, 2005
Mr. Jeffrey Gordon
Staff Accountant
Securities And Exchange Commission
450 Fifth Street N.W.
Washington, D.C, 20549-0404

Re:	Continental Materials Corporation, File Number 0-03834
Form 8-K Item 4.01 filed August 10, 2005

Dear Mr. Gordon,

We are updating our response to your letter dated August 15, 2005, regarding Continental Materials Corporation’s Form 8-K filed on August 10, 2005.

To facilitate your review of our response, we are including your request in boldface, followed by our response.

1.             Please provide us with any letter or written communication to and from the former accountants, regarding the material weaknesses, to management or the Audit Committee.

RESPONSE: The Company received the attached letter dated April 12, 2005 addressed to the Audit Committee from PricewaterhouseCoopers (PwC).

There were verbal discussions of the material weaknesses among management, the Audit Committee and PwC, however, there were no other written communications or letters.

The Company specifically acknowledges the following:

(1)  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3) The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above response, including attachment, adequately addresses you question. Please feel free to call me at (312) 541-7222 if you require additional information or clarification of our response.

Very truly yours,

Continental Materials Corporation

/s/ Joseph J. Sum
Joseph J. Sum
Chief Financial Officer

cc:	James G. Gidwitz
Mark S. Nichter

PricewaterhouseCoopers LLP
One North Wacker
Chicago 1L 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

April 12, 2005

Continental Materials Corporation

200 South Wacker Drive

Suite 4000

Chicago, IL 60606

Dear Audit Committee Members:

In planning and performing our audit of the financial statements of Continental Materials Corporation (the “Company”) for the year ended January 1, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.  Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving internal control and its operation that we consider to be material weaknesses as defined above.

1.     Estimating the accrual for workers compensation obligations: The accrual for workers compensation claims was based on a claim by claim analysis. This analysis did not include any amounts for incurred but not reported claims or the development of existing claims. As such, the Company’s analysis was understated by approximately $600,000 as determined based upon an actuarial analysis. We recommend that the Company engage an actuary at least annually to assist in the determination of the accrual for workers compensation claims.

2.     Accounting for income taxes: We noted that there were errors in the income tax calculation, specifically related to non-recurring items. The errors resulted in an audit adjustment totaling approximately $600,000. We recommend that the Company implement controls requiring the completion of the income tax calculation earlier in the financial reporting process. We also recommend that management implement an additional level of review of the income tax entries.

This letter is intended solely for the information and use of the audit committee, management, and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP